UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 27, 2015

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) for each of the three month periods ended March 31, 2015 and 2014. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Logistics’ 2014 annual report filed on Form 20-F with the Securities and Exchange Commission and the condensed consolidated financial statements and the accompanying notes included in this form 6-K.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on Navios Logistics’ current expectations and observations. See “Risk Factors” and “Forward-Looking Statements” in the annual report on Form 20-F of Navios Logistics for the year ended December 31, 2014 for the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this report.

Overview

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We are one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We serve our customers in the Hidrovia region through our two port storage and transfer facilities, one for agricultural, forest and mineral-related exports located in Uruguay and the other for refined petroleum products located in Paraguay. We complement our two port terminals with a diverse fleet of 360 barges and pushboats (including three pushboats to be delivered) and two small inland oil tankers that operate in our barge business and nine vessels, including six oceangoing tankers, two self-propelled barges and one bunker vessel, which operate in our cabotage business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”).

Ports

Navios Logistics owns two port storage and transfer facilities, one for agricultural, forest and mineral-related exports in Nueva Palmira, Uruguay and the other for refined petroleum products in San Antonio, Paraguay. Navios Logistics’ port facility in Nueva Palmira has a total storage capacity of 460,000 metric tons. Its port facility in San Antonio has a total storage capacity of 45,660 cubic meters.

Fleet

Navios Logistics’ current core fleet consists of a total of 371 vessels, barges and pushboats of which 368 are owned and three are chartered-in. Of the 368 owned vessels, barges and pushboats, three pushboats are expected to be delivered in the third quarter of 2015.

Three tank barges in its current core fleet are chartered-in under long-term charter-in contracts with an average remaining duration of approximately one year. Charter-in contracts with duration of more than one year at inception are considered to be long-term.

The following is the current core fleet as of May 27, 2015:

Navios Logistics Fleet Summary (owned and chartered-in)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of vessels	Capacity/BHP	Description
Pushboat fleet (1)	27	95,920 BHP	Various Sizes and Horsepower
Dry Barges	295	512,600 DWT	Dry Cargo
Tank Barges (2)	35	112,475 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Self-propelled Tank Barges (3)	2	11,600 m3	Liquid Cargo
Inland Oil Tankers	2	3,900 DWT	Liquid Cargo

Total	364

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H (4)	2010	16,871	Double-hulled Product Tanker
Ferni H (4)	2010	16,871	Double-hulled Product Tanker
Heman H	2012	1,693	Double-hulled Product Tanker

Total		82,917

(1)	Three pushboats are expected to be delivered in the third quarter of 2015.
(2)	Three tank barges are chartered-in with total capacity of 6,066 m3.
(3)	These vessels serve the Argentine cabotage business.
(4)	Both tankers are chartered-in for a six-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their charter periods in June 2016 at a purchase price of $9.9 million and $9.8 million, respectively.

Chartering Arrangements

Navios Logistics continually monitors developments in the shipping industry and makes decisions based on an individual vessel and segment basis, as well as on its view of overall market conditions, in order to implement its overall business strategy. In the Barge Business, Navios Logistics typically operates under a mix of time charters and contracts of affreightment (“CoAs”) with durations of one to five years (some of which have minimum guaranteed volumes) and spot contracts. In the Cabotage Business, Navios Logistics typically operates under time charters with durations in excess of one year. Some of Navios Logistics’ charters provide fixed pricing, labor cost, minimum volume requirements and fuel price adjustment formulas. On other occasions, Navios Logistics engages in CoAs, which allow flexibility in transporting a certain cargo to its destination.

Factors Affecting Navios Logistics’ Results of Operations

Contract Rates

The shipping and logistics industry has been highly volatile in the recent past. In order to have full utilization of its fleet and storage capacity, the Company must be able to renew the contracts on its fleet and ports upon the expiration or termination of current contracts. This ability depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.

Weather Conditions

As Navios Logistics specializes in the transportation and storage of liquid cargoes and dry bulk cargoes along the Hidrovia, any changes adversely affecting the region, such as low water levels, could reduce or limit Navios Logistics’ ability to effectively transport cargo.

Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products Navios Logistics transports and stores, and this could result in a reduction in demand for its services.

Foreign Currency Transactions

Navios Logistics’ operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. Navios Logistics uses the U.S. dollar as its functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Navios Logistics’ subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact some of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies, respectively; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations.

Inflation and Fuel Price Increases

The impact of inflation and the resulting pressure on prices in the South American countries in which Navios Logistics operates may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for Navios Logistics’ vessel, barge and pushboat business, Navios Logistics has negotiated, and will continue to negotiate, crew cost adjustment and fuel price adjustment clauses; however, in some cases, the prices that Navios Logistics pays for fuel and crew costs are temporarily not aligned with the adjustments that Navios Logistics obtains under its freight contracts.

Seasonality

Certain of our businesses have seasonality aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. Generally, the high season for the barge business is the period between February and July as a result of the South American harvest and higher river levels. Expected growth in soybean and minerals production and transportation may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect Navios Logistics’ operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact Navios Logistics’ ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, the high season is mainly from April to September, linked with the arrival of the first barges down river and with the oceangoing vessels’ logistics operations. Navios Logistics’ liquid port terminal operations in Paraguay and its cabotage business are not significantly affected by seasonality as the operations of the port and cabotage business are primarily linked to refined petroleum products.

Statement of Operations Breakdown by Segments

Navios Logistics reports its operations based on three reportable segments: the Port Terminal Business, the Barge Business and the Cabotage Business. The Port Terminal Business segment includes the dry and liquid port terminal operations, the Barge Business segment includes Navios Logistics’ river fleet and the Cabotage Business segment includes the product tankers and the two self-propelled barges.

Period over Period Comparisons

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2015 and 2014. This information was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended March 31, 2015 (unaudited)	Three Month Period ended March 31, 2014 (unaudited)
Time charter, voyage and port terminal revenues	$46,915	$42,940
Sales of products	18,147	2,658
Time charter, voyage and port terminal expenses	(9,391)	(10,244)
Direct vessel expenses	(18,095)	(15,658)
Cost of products sold	(17,608)	(2,553)
Depreciation and amortization	(6,467)	(6,067)
General and administrative expenses	(3,606)	(3,408)
Interest expense and finance cost, net	(6,813)	(6,716)
Other expense, net	(2,474)	(929)

Income before income taxes	608	23
Income tax benefit/(expense)	218	(200)

Net income/(loss) attributable to Navios Logistics’ stockholders	$826	$(177)

(Expressed in thousands of U.S. dollars)	Three Month Period ended March 31, 2015 (unaudited)	Three Month Period ended March 31, 2014 (unaudited)
Other Operating Data
Dry Port—dry cargo tons moved	855,300	743,300
Liquid Port—cubic meters of stored liquid cargos	59,250	42,666
Liquid Port—cubic meters of sales of products	26,144	2,673
Barge—cubic meters of liquid cargos	49,934	165,492
Barge—dry cargo tons	339,583	368,527
Cabotage—cubic meters of liquid cargos	287,614	418,682
Cabotage—available days	706	656
Cabotage—operating days	554	501
Revenues per Segment
Port Business	$26,530	$9,527
Revenue—dry port	$7,537	$6,285
Revenue—liquid port	$846	$584
Sales of products—liquid port	$18,147	$2,658
Barge Business	$24,683	$22,652
Cabotage Business	$13,849	$13,419

For the three month period ended March 31, 2015 compared to the three month period ended March 31, 2014

Time Charter, Voyage and Port Terminal Revenues: For the three month period ended March 31, 2015, Navios Logistics’ time charter, voyage and port terminal revenue increased by $4.0 million or 9.3% to $46.9 million, as compared to $42.9 million for the same period during 2014. Revenue from the port terminal business increased by $1.5 million or 22.0% to $8.4 million for the three month period ended March 31, 2015, as compared to $6.9 million for the same period during 2014. The increase was attributable to an increase in products transported and rates charged in the dry and liquid port terminals. Revenue from the barge business increased by $2.1 million or 9.0% to $24.7 million for the three month period ended March 31, 2015, as compared to $22.6 million for the same period during 2014. The increase was mainly attributable to the operation of three additional convoys under time charter contracts. Revenue from the cabotage business increased by $0.4 million or 3.2% to $13.8 million for the three month period ended March 31, 2015, as compared to $13.4 million for the same period during 2014, mainly due to the increase in the number of operating days of the fleet.

Sales of Products: For the three month period ended March 31, 2015, Navios Logistics’ sales of products increased by $15.4 million or 582.7% to $18.1 million, as compared to $2.7 million for the same period during 2014. This increase was attributable to the increase in the Paraguayan liquid port’s volume of products sold.

Time Charter, Voyage and Port Terminal Expenses: For the three month period ended March 31, 2015, time charter, voyage and port terminal expenses decreased by $0.8 million or 8.3% to $9.4 million as compared to $10.2 million for the same period during 2014. Time charter and voyage expenses of the barge business for the three month period ended March 31, 2015 decreased by $1.7 million or 23.7% to $5.6 million, as compared to $7.3 million for the same period during 2014. This was mainly attributable to a decrease in fuel expense. This decrease was mitigated by (a) a $0.5 million or 109.4% increase in voyage expenses of the cabotage business amounting to $1.0 million for the three month period ended March 31, 2015 as compared to $0.5 million for the same period in 2014, which was attributable to the increased number of operating days of the cabotage fleet, and (b) a $0.4 million or 15.8% increase in the port terminal expenses, to $2.8 million for the three month period ended March 31, 2015 as compared to $2.4 million for the same period in 2014, due to the increase in products transported in both the dry and liquid port terminals.

Direct Vessel Expenses: Direct vessel expenses increased by $2.4 million or 15.6% to $18.1 million for the three month period ended March 31, 2015, as compared to $15.7 million for the same period in 2014. Direct vessel expenses of the barge business increased by $0.5 million or 5.8% to $9.4 million for the three month period ended March 31, 2015, as compared to $8.9 million for the same period in 2014. The increase resulted primarily from the operation of three additional convoys under time-charter contracts. Direct vessel expenses of the cabotage business increased by $1.9 million or 28.4% to $8.7 million for the three month period ended March 31, 2015, as compared to $6.8 million for the same period in 2014. This increase was mainly attributable to the increased number of available days of the cabotage fleet. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of Products Sold: For the three month period ended March 31, 2015, Navios Logistics’ cost of products sold increased by $15.0 million or 589.7% to $17.6 million, as compared to $2.6 million for the same period during 2014. This increase was mainly attributable to the increase in the Paraguayan liquid port’s volume of products sold.

Depreciation and Amortization: Depreciation and amortization expense increased by $0.4 million or 6.6% to $6.5 million for the three month period ended March 31, 2015 as compared to $6.1 million for the same period in 2014. The depreciation of tangible assets and the amortization of intangible assets for the three month period ended March 31, 2015 amounted to $5.5 million and $1.0 million, respectively, as compared to depreciation of tangible assets and amortization of intangible assets for the same period in 2014 which amounted to $5.1 million and $1.0 million, respectively. Depreciation and amortization in the barge business increased by $0.4 million or 8.4% to $4.7 million for the three month period ended March 31, 2015, as compared to $4.3 million for the same period during 2014, mainly due to the depreciation of the three new pushboats and of the 72 new dry barges acquired in 2014. Depreciation and amortization in the port terminal and cabotage business segments remained the same amounting to $1.1 million and $0.7 million, respectively, for both periods.

General and Administrative Expenses: General and administrative expenses increased by $0.2 million or 5.8% to $3.6 million for the three month period ended March 31, 2015, as compared to $3.4 million for the same period during 2014. This increase was mainly attributable to an increase in other general and administrative expenses in all segments.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net increased by $0.1 million or 1.4% to $6.8 million for the three month period ended March 31, 2015, as compared to $6.7 million for the same period of 2014. For the three month period ended March 31, 2015, interest expense amounted to $6.7 million, other finance costs amounted to $0.2 million and interest income amounted to $0.1 million. For the three month period ended March 31, 2014, interest expense amounted to $6.7 million, other finance costs amounted to $0.1 million and interest income amounted to $0.1 million.

Other Expense, Net: Other expense, net increased by $1.6 million to $2.5 million for the three month period ended March 31, 2015, as compared to $0.9 million for the same period of 2014. Other expense, net for the cabotage business increased by $0.5 million or 56.5% to $1.4 million for the three month period ended March 31, 2015, as compared to $0.9 million for the same period in 2014. This increase was mainly due to foreign exchange differences. Other expense, net for the barge business increased by $0.9 million or 307.7% to $1.1 million for the three month period ended March 31, 2015, as compared to $0.2 million for the same period in 2014. This increase was mainly due to foreign exchange differences. Other expense, net for the port terminal business increased by $0.2 million during the three month period ended March 31, 2015, as compared to $0.2 million income for the same period in 2014.

Income Tax Expense/Benefit: Income taxes decreased by $0.4 million or 209.0% to $0.2 million of benefit for the three month period ended March 31, 2015, as compared to $0.2 million of expense for the same period of 2014. The port terminal business had no expense in the three month period ended March 31, 2015 as compared to $0.2 million expense for the same period in 2014. The income tax benefit in the barge business increased by $0.1 million or 32.4% to $0.7 million for the three month period ended March 31, 2015 as compared to $0.6 million benefit for the same period in 2014. Income tax expense in the cabotage business decreased by $0.1 million to $0.5 million for the three month period ended March 31, 2015 as compared to $0.6 million for the same period in 2014.

Liquidity and Capital Resources

Navios Logistics has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under its credit facilities and issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards and repayments of credit facilities. Navios Logistics anticipates that cash on hand, internally generated cash flows, borrowings under future credit facilities and issuance of other debt will be sufficient to fund its operations, including working capital requirements. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “Working Capital Position,” “Capital Expenditures,” “Contractual Obligations” and “Long-term Debt Obligations and Credit Arrangements” for further discussion of Navios Logistics’ working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Logistics for the three month periods ended March 31, 2015 and 2014.

(Expressed in thousands of U.S. dollars)	Three Month Period Ended March 31, 2015 (unaudited)	Three Month Period Ended March 31, 2014 (unaudited)
Net cash provided by operating activities	$8,523	$11,731
Net cash used in investing activities	(2,443)	(12,161)
Net cash used in financing activities	(367)	(370)

Increase/(decrease) in cash and cash equivalents	5,713	(800)
Cash and cash equivalents, beginning of the period	71,931	86,569

Cash and cash equivalents, end of period	$77,644	$85,769

Cash provided by operating activities for the three month period ended March 31, 2015 as compared to the three month period ended March 31, 2014

Net cash from operating activities decreased by $3.2 million to $8.5 million of cash provided by operating activities for the three month period ended March 31, 2015, as compared to $11.7 million for the same period in 2014. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Three Month Period Ended March 31, 2015 (unaudited)	Three Month Period Ended March 31, 2014 (unaudited)
Net income/(loss)	$826	$(177)
Depreciation of vessels, port terminals and other fixed assets, net	5,506	5,121
Amortization of intangible assets and liabilities, net	961	946
Amortization of deferred financing costs	224	76
Amortization of deferred drydock costs	1,711	1,156
Provision for losses on accounts receivable	5	50
Income taxes	(218)	200

Net income adjusted for non-cash items	$9,015	$7,372

Net income/(loss) is also adjusted for changes in operating assets and liabilities in order to determine net cash provided by operating activities.

The negative change in operating assets and liabilities of $0.5 million for the three month period ended March 31, 2015 resulted from a $7.5 million decrease in accounts payable, a $2.6 million decrease in amounts due to affiliate companies, $3.5 million of deferred drydock and special survey costs, a $0.5 million increase in prepaid expenses and a $0.1 million decrease in long-term liabilities. The negative change in operating assets and liabilities was partially offset by a $5.9 million decrease in inventories, a $5.3 million increase in accrued expenses, a $1.5 million decrease in accounts receivable, a $0.9 million increase in deferred income and a $0.1 million decrease in other long term assets.

The positive change in operating assets and liabilities of $4.4 million for the three month period ended March 31, 2014 resulted from a $0.9 million increase in accounts payable, a $5.1 million increase in accrued expenses, a $0.3 million increase in amounts due to affiliate companies, a $0.4 million decrease in prepaid expenses and a $2.8 million increase in deferred income. The positive change in operating assets and liabilities was partially offset by a $2.1 million increase in accounts receivable, a $1.9 million increase in deferred drydock and special survey costs, a $0.5 million increase in inventories and a $0.6 million increase in long term assets.

Cash used in investing activities for the three month period ended March 31, 2015 as compared to the three month period ended March 31, 2014:

Net cash used in investing activities decreased by $9.8 million to $2.4 million for the three month period ended March 31, 2015, from $12.2 million for the same period in 2014.

Cash used in investing activities for the three month period ended March 31, 2015 was mainly the result of (a) $0.8 million in payments for the transportation and other acquisition costs of the Company’s new dry barges (b) $1.1 million in payments for the expansion of the Company’s dry port terminal and (c) $0.5 million in payments for the purchase of other fixed assets.

Cash used in investing activities for the three month period ended March 31, 2014 was mainly the result of (a) $0.6 million in payments for the construction of a new conveyor belt in Nueva Palmira, (b) $4.4 million in payments for the construction of three new pushboats, (c) $3.8 million in payments for the acquisition of three pushboats, (d) $3.0 million in payments for the construction of new dry barges and (e) $0.4 million in payments for the purchase of other fixed assets.

Cash used in financing activities for the three month period ended March 31, 2015 as compared to the three month period ended March 31, 2014:

Net cash used in financing activities remained the same in both the three month periods ended March 31, 2015 and 2014, amounting to $0.4 million in each period.

Cash used in financing activities for the three month period ended March 31, 2015 and 2014 was mainly due to $0.3 million in payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Ferni H.

EBITDA Reconciliation to Net income/(loss) Attributable to Navios Logistics’ Stockholders

EBITDA represents net income/(loss) plus interest and finance costs plus depreciation and amortization and income taxes. EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating performance, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Three month period ended March 31, 2015

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Unallocated Interest (unaudited)	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$3,884	$57	$(2,074)	$(1,041)	$826
Depreciation and amortization	1,102	684	4,681	—	6,467
Amortization of deferred drydock costs	—	1,137	574	—	1,711
Interest expense and finance costs, net	468	1,364	3,940	1,041	6,813
Income tax expense/(benefit)	—	497	(715)	—	(218)

EBITDA	$5,454	$3,739	$6,406	$—	$15,599

Three month period ended March 31, 2014

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Unallocated Interest (unaudited)	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$2,938	$2,274	$(4,676)	$(713)	$(177)
Depreciation and amortization	1,084	664	4,319	—	6,067
Amortization of deferred drydock costs	—	649	507	—	1,156
Interest (income)/expense and finance costs, net	(12)	1,594	4,421	713	6,716
Income tax expense/(benefit)	166	574	(540)	—	200

EBITDA	$4,176	$5,755	$4,031	$—	$13,962

EBITDA increased by $1.6 million to $15.6 million for the three month period ended March 31, 2015, as compared to $14.0 million for the same period of 2014. This increase was mainly due to (a) a $4.0 million increase in time charter, voyage and port terminal revenues resulting from (i) a $1.5 million increase in the port terminal business, (ii) a $2.1 million increase in the barge business and (iii) a $0.4 million increase in the cabotage business, (b) a $15.4 million increase in sales of products attributable to the port terminal business and (c) a $0.8 million decrease in time charter, voyage and port terminal expenses resulting from a $1.7 million decrease in the barge business, mitigated by (i) a $0.5 million increase in the cabotage business and (ii) a $0.4 increase in the port terminal business. This increase was partially offset by (a) a $15.0 million increase in cost of products sold in the port terminal business, (b) a $1.9 million increase in direct vessels expenses (excluding the amortization of deferred drydock and special survey costs), resulting from (i) a $1.4 million increase in the cabotage business and (ii) a $0.5 million decrease in the barge business, (c) a $0.2 million increase in the general and administrative expenses of the barge business and (d) a $1.5 million increase in other expense, net, resulting from a (i) $0.8 million increase in the barge business, (ii) a $0.5 million increase in the cabotage business and (iii) a $0.2 million increase in the port terminal business.

Long-term Debt Obligations and Credit Arrangements

Senior Notes

On April 22, 2014, Navios Logistics and its wholly owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and together with Navios Logistics, the “Co-Issuers”) issued $375.0 million in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The net proceeds from the sale of the 2022 Senior Notes were partially used to redeem any and all of Navios Logistics then-outstanding 9.25% Senior Notes due 2019 and pay related transaction fees and expenses. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”) and Naviera Alto Parana S.A. (“Naviera Alto Parana”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The 2022 Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of March 31, 2015, all subsidiaries, including Logistics Finance, Horamar do Brasil and Naviera Alto Parana are 100% owned. Logistics Finance, Horamar do Brasil and Naviera Alto Parana do not have any independent assets or operations. In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Other Indebtedness

In connection with the acquisition of Hidronave South American Logistics S.A. (“Hidronave S.A.”), on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of the pushboat Nazira.

As of March 31, 2015, the outstanding loan balance was $0.5 million. The loan facility bears a fixed interest rate of 600 basis points. The loan will be repaid in monthly installments and the final repayment date must occur prior to August 10, 2021.

We were in compliance with all the covenants as of March 31, 2015.

The maturity table below reflects the principal payments for the next five years and thereafter on all credit facilities outstanding as of March 31, 2015, based on the repayment schedule of the respective loan facilities (as described above).

Payment due by period	March 31, 2015 (Amounts in millions of U.S. dollars)
March 31, 2016	0.1
March 31, 2017	0.1
March 31, 2018	0.1
March 31, 2019	0.1
March 31, 2020	0.1
March 31, 2021 and thereafter	375.0

Total long-term borrowings	$375.5

Contractual Obligations:

The following table summarizes Navios Logistics’ contractual obligations as of March 31, 2015:

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$0.1	$0.2	$0.2	$375.0	$375.5
Operating lease obligations (Pushboats and Barges)	0.2	—	—	—	0.2
Capital lease obligations(2)	1.5	20.5	—	—	22.0
Acquisition of three pushboats(3)	16.0	—	—	—	16.0
Acquisition of chartered-in fleet obligations(4)	3.8	1.9	—	—	5.7
Acquisition of Edolmix and Cartisur(5)	6.8	—	—	—	6.8
Rent obligations(6)	0.9	1.3	0.3	0.1	2.6

Total	$29.3	$23.9	$0.5	$375.1	$428.8

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities.
(2)	Future remaining contractual payments for the two of our cabotage vessels under capital lease, the Ferni H and the San San H.
(3)	Future remaining contractual payments for the acquisition of three pushboats.
(4)	Future remaining contractual payments for the acquisition of one pushboat and three liquid barges.
(5)	Future remaining contractual obligations that represent deferred considerations for the acquisition of Edolmix and Cartisur.
(6)	Navios Logistics has several lease agreements with respect to its various operating offices. For a detailed discussion of Navios Logistics’ lease agreements, refer to “Item 4.D. Property Plants and Equipment”, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014.

Working Capital Position

On March 31, 2015, Navios Logistics’ current assets totaled $122.1 million, while current liabilities totaled $65.4 million, resulting in a positive working capital position of $56.7 million. Navios Logistics’ cash forecast indicates that Navios Logistics will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on Navios Logistics’ indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Navios Logistics’ Argentine subsidiaries could be prevented from transferring funds outside of Argentina. While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Logistics continues to review its cash flows with a view toward increasing working capital.

Capital Expenditures

On May 9, 2012, the Company entered into an agreement for the restructuring of the capital leases for the San San H and the Ferni H, by extending their duration until June 2016 and amending the purchase price obligation to $9.9 million and $9.8 million, respectively, each at the end of the extended period. As of March 31, 2015, the obligations for these vessels were accounted for as capital leases and the lease payments during the three month period ended March 31, 2015 for both vessels were $0.3 million.

On February 11, 2014, the Company entered into an agreement for the construction of three newbuilding pushboats with a purchase price of $7.6 million for each pushboat. As of March 31, 2015, the Company had paid $7.0 million for the construction of the new pushboats which are expected to be delivered in the third quarter of 2015.

As of March 31, 2015, Navios Logistics had paid $17.4 million relating to the expansion of its dry port terminal in Uruguay.

Dividend Policy

The payment of dividends is at the discretion of Navios Logistics’ board of directors. Navios Logistics anticipates retaining most of its future earnings, if any, for use in its operations and the expansion of its business. Any determination as to dividend policy will be made by Navios Logistics’ board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, Navios Logistics’ future earnings, capital requirements, financial condition and future prospects and such other factors as Navios Logistics’ board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

Navios Logistics’ ability to pay dividends is also restricted by the terms of the indenture governing its 2022 Senior Notes.

Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics. If there is a substantial decline in any of the markets in which Navios Logistics participates, its earnings will be negatively affected, thereby limiting its ability to pay dividends.

Concentration of Credit Risk

Accounts Receivable

Concentration of credit risk with respect to accounts receivables are limited due to Navios Logistics large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the three month period ended March 31, 2015, two customers, Vale and Cammesa, accounted for 30.3% and 11.7% of Navios Logistics’ revenues, respectively. For the three month period ended March 31, 2014, three customers, Vale YPF and Cammesa accounted for 23.4%, 13.7% and 13.0% of Navios Logistics’ revenues, respectively.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Although Navios Logistics maintains cash deposits in excess of government-provided insurance limits, Navios Logistics minimizes its exposure to credit risk by dealing with a diversified group of major financial institutions.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in barges and pushboats are treated as operating leases for accounting purposes. Navios Logistics is also committed to making rental payments under various operating leases for office and other premises.

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2016.

Legal Proceedings

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Related Party Transactions

Balance due to affiliates as of March 31, 2015 amounted to $1.0 million (December 31, 2014: $1.8 million) which includes the current amounts due to Navios Holdings.

General and administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month period ended March 31, 2015 amounted to $0.2 million ($0.2 million for the three month period ended March 31, 2014).

Due to related parties, net: During the second half of 2012, Navios Logistics acquired one pushboat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamanian company owned by members of the family of Mr. Horacio Alfredo Lopez, the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman, Mr. Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division and Mr. Horacio Enrique Lopez, Navios Logistics’ Chief Operating Officer—Shipping Division. The total consideration for the acquisition was $13.4 million to be paid in one initial payment and seven semi-annual installments with the final installment payable on June 30, 2016. As of March 31, 2015, the Company had paid $7.7 million and the remaining balance was $5.7 million.

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges for the three month period ended March 31, 2015 and 2014 were less than $0.1 million and amounts payable were less than $0.1 million both as of March 31, 2015 and as of December 31, 2014.

Navios Logistics believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

Quantitative and Qualitative Disclosures about Market Risks

Navios Logistics is exposed to certain risks related to interest rates, foreign currency and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

Interest Rate Risk:

Debt Instruments—Both as of March 31, 2015 and December 31, 2014, Navios Logistics had a total of $375.5 million in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate.

Interest rates on the loan facility of Hidronave S.A. and the 2022 Senior Notes are fixed and, therefore, changes in interest rates affect their fair value which as of March 31, 2015 was $0.5 million and $364.7 million, respectively, but do not affect the related interest expense.

For a detailed discussion of Navios Logistics’ debt instruments refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Transactions:

For the three month periods ended March 31, 2015 and 2014 approximately 45.5% and 62.7%, respectively, of Navios Logistics’ expenses were incurred in currencies other than U.S dollars. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change Navios Logistics’ net income for the three month period ended March 31, 2015 by $0.2 million. See also “Factors Affecting Navios Logistics’ Results of Operations.”

Inflation and Fuel Price Increases

See “Factors Affecting Navios Logistics’ Results of Operations.”

Critical Accounting Policies

The Navios Logistics’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Logistics to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	March 31, 2015 (unaudited)	December 31, 2014 (unaudited)
ASSETS
Current assets
Cash and cash equivalents		$77,644	$71,931
Accounts receivable, net		27,787	29,317
Prepaid expenses and other current assets		10,210	10,618
Inventories		6,503	12,435

Total current assets		122,144	124,301

Deposits for vessels, port terminals and other fixed assets	3	24,443	23,225
Vessels, port terminals and other fixed assets, net	3	440,206	443,625
Intangible assets other than goodwill	4	69,936	70,897
Goodwill		104,096	104,096
Other long term-assets		21,814	19,989

Total non-current assets		660,495	661,832

Total assets		$782,639	$786,133

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$21,826	$29,378
Due to affiliate companies	7	1,014	1,783
Accrued expenses		23,469	18,058
Deferred income		7,059	6,182
Due to related parties, net		3,699	5,469
Other current liabilities		6,800	6,800
Current portion of capital lease obligations	3	1,467	1,449
Current portion of long-term debt	5	69	69

Total current liabilities		$65,403	69,188

Senior notes, net	5	366,474	366,250
Due to related parties, net		1,881	1,896
Long term-debt, net of current portion	5	373	390
Capital lease obligations, net of current portion	3	20,543	20,911
Deferred tax liability		12,433	12,735
Other long-term liabilities		931	988

Total non-current liabilities		$402,635	403,170

Total liabilities		$468,038	472,358

Commitments and contingencies	6	—	—
STOCKHOLDERS’ EQUITY
Common stock—$1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding for both, March 31, 2015 and December 31, 2014		20	20
Additional paid-in capital		303,441	303,441
Retained earnings		11,140	10,314

Total stockholders’ equity		314,601	313,775

Total liabilities and stockholders’ equity		$782,639	$786,133

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	Three Month Period Ended March 31, 2015 (unaudited)	Three Month Period Ended March 31, 2014 (unaudited)
Time charter, voyage and port terminal revenues		$46,915	$42,940
Sales of products		18,147	2,658
Time charter, voyage and port terminal expenses		(9,391)	(10,244)
Direct vessel expenses		(18,095)	(15,658)
Cost of products sold		(17,608)	(2,553)
Depreciation and amortization	3,4	(6,467)	(6,067)
General and administrative expenses		(3,606)	(3,408)
Interest expense and finance cost, net		(6,813)	(6,716)
Other expense, net		(2,474)	(929)

Income before income taxes		$608	$23
Income tax benefit/(expense)		218	(200)

Net income/(loss) attributable to Navios Logistics’ stockholders		$826	$(177)

Basic and diluted net earnings/(loss) per share attributable to Navios Logistics’ stockholders		$0.041	$(0.009)

Weighted average number of shares, basic and diluted	8	20,000	20,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Three Month Period Ended March 31, 2015 (unaudited)	Three Month Period Ended March 31, 2014 (unaudited)
OPERATING ACTIVITIES:
Net income/(loss)		$826	$(177)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Non-cash adjustments		8,189	7,549
Decrease/(increase) in operating assets		7,088	(2,834)
(Decrease)/increase in operating liabilities		(4,031)	9,129
Payments for drydock and special survey costs		(3,549)	(1,936)

Net cash provided by operating activities		8,523	11,731

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets, net		(1,225)	(4,728)
Deposits for vessels, port terminals and other fixed assets		(1,218)	(7,433)

Net cash used in investing activities		(2,443)	(12,161)

FINANCING ACTIVITIES:
Repayments of long-term debt	5	(17)	(16)
Payments of obligations under capital leases		(350)	(339)
Debt issuance costs		—	(15)

Net cash used in by financing activities		(367)	(370)

Net increase/(decrease) in cash and cash equivalents		5,713	(800)

Cash and cash equivalents, beginning of period		71,931	86,569

Cash and cash equivalents, end of period		$77,644	$85,769

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Non cash investing and operating activities:
Acquisition of vessels, port terminals and other fixed assets, net		$(862)	$(950)
Increase in operating liabilities		$—	950

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars—except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity
Balance December 31, 2013	20,000	$20	$303,441	$27,018	$330,479
Net loss	—	—	—	(177)	(177)

Balance March 31, 2014 (unaudited)	20,000	$20	$303,441	$26,841	$330,302

Balance December 31, 2014	20,000	$20	$303,441	$10,314	$313,775
Net income	—	—	—	826	826

Balance March 31, 2015 (unaudited)	20,000	$20	$303,441	$11,140	$314,601

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation:

The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Logistics’ consolidated financial positions, statement of changes in equity, statements of operations and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes included in Navios Logistics’ 2014 annual report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

Change in Accounting Principle

The Company historically presented deferred debt issuance costs, or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. During the first quarter of 2015, the Company adopted guidance codified in ASU 2015-03 Interest -Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method pursuant to ASC 835-30-35-2 through 35-3. The Company elected to early adopt the requirements of ASU 2015-03 effective beginning from the first quarter ending March 31, 2015 and applied this guidance retrospectively to all prior periods presented in the Company’s financial statements.

The reclassification does not impact net income as previously reported or any prior amounts reported on the statements of operations, or the consolidated statements of cash flows. The effect of the retrospective application of this change in accounting principle on the Company’s consolidated balance sheets as of December 31, 2014 resulted in a reduction of Total non-current assets and Total assets in the amount of $8,750, with a corresponding decrease of $8,750 in Senior notes, net and Total non-current liabilities.

(b) Principles of Consolidation:

The accompanying interim condensed consolidated financial statements include the accounts of Navios Logistics and its subsidiaries, both majority and wholly-owned. All significant intercompany balances and transactions between these entities have been eliminated in the consolidated statements.

(c) Use of Estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible and intangible assets, expected future cash flows from long-lived assets to support impairment tests, impairment test for goodwill, provisions necessary for losses on accounts receivable and demurrages, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Subsidiaries:

Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

Subsidiaries:

				Statement of Operations
	Country of		Percentage of	Period Ended March 31,
Company Name	Incorporation	Nature	Ownership	2015	2014
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1-3/31	1/1-3/31
Energias Renovables del Sur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-3/31	1/1-3/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-3/31	1/1-3/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-3/31	1/1-3/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-3/31	1/1-3/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-3/31	1/1-3/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-3/31	1/1-3/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-3/31	1/1-3/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-3/31	1/1-3/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-3/31	1/1-3/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-3/31	1/1-3/31
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-3/31	1/1-3/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-3/31	1/1-3/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-3/31	1/1-3/31
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-3/31	—
Naviera Alto Parana S.A.	Paraguay	Non-Operating Company	100%	1/1-3/31	—
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-3/31	—
Cartisur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-3/31	—
NP Trading S.A.(i)	British Virgin Islands	Sub-Holding Company	100%	1/1-3/31	—
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-3/31	—

(i)	On January 23, 2015, Glensa Trading International Ltd. changed its name to NP Trading S.A.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consist of the following:

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$464,968	$(111,139)	$353,829
Additions	1,293	(4,479)	(3,186)

Balance March 31, 2015	$466,261	(115,618)	350,643

Dry Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$78,385	$(11,446)	$66,939
Additions	665	(531)	134

Balance March 31, 2015	$79,050	(11,977)	67,073

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$28,014	$(9,021)	$18,993
Additions	35	(314)	(279)

Balance March 31, 2015	$28,049	(9,335)	18,714

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$5,735	$(1,871)	$3,864
Additions	94	(182)	(88)

Balance March 31, 2015	$5,829	(2,053)	3,776

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$577,102	$(133,477)	$443,625
Additions	2,087	(5,506)	(3,419)

Balance March 31, 2015	$579,189	(138,983)	440,206

Certain assets of the Company have been pledged as collateral for a loan facility. As of March 31, 2015 and December 31, 2014, the net book value of such assets was $795 and $831, respectively.

On May 9, 2012, Navios Logistics entered into an agreement for the restructuring of its capital leases for the San San H and the Ferni H, by extending their duration until June 2016 and amending the purchase price obligation to $9,850 and $9,800, respectively, each at the end of the extended period. As of March 31, 2015, the obligations for these vessels were accounted for as capital leases and the lease payments during the three months ended March 31, 2015 and 2014 for both vessels were $350 and $339, respectively.

On October 8, 2013, the Company exercised the option for the construction of 36 dry barges. These barges were delivered in the third quarter of 2014. During the three month period ended March 31, 2015, the Company paid $800, representing transportation and other acquisition costs.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Deposits for vessels, port terminals and other fixed assets

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three new pushboats with a purchase price of $7,552 for each pushboat. As of March 31, 2015 and December 31, 2014, Navios Logistics had paid $7,042 and $6,920, respectively, for the construction of the new pushboats which are expected to be delivered in the third quarter of 2015.

As of March 31, 2015 and December 31, 2014, Navios Logistics had paid $17,401 and $16,305, respectively, for the expansion of its dry port in Uruguay, which is currently an asset under construction.

Capitalized interest included in deposits for vessels, port terminals and other fixed assets amounted to $1,150 and $693 as of March 31, 2015 and December 31, 2014, respectively.

The following is an analysis of the leased property under capital leases:

Vessels	March 31, 2015
San San H and Ferni H	$32,883
Less: Accumulated amortization	(3,107)

Net book value	$29,776

Future minimum lease payments under capital lease together with the present value of the future minimum lease payments as of March 31, 2015, are as follows:

Payment Due by Period	March 31, 2015
March 31, 2016	$2,196
March 31, 2017	20,717

Total future minimum lease payments (1)	22,913
Less: amount representing interest (2)	(903)

Present value of future minimum lease payments (3)	$22,010

(1)	There are no minimum sublease rentals to be reduced by minimum payments.
(2)	Amount necessary to reduce net minimum lease payments to present value calculated at the Company’s incremental borrowing rate at the inception of the lease.
(3)	Reflected in the balance sheet as obligations under capital leases.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of March 31, 2015 and December 31, 2014 consist of the following:

March 31, 2015	Acquisition Cost	Accumulated Amortization	Net Book Value March 31, 2015
Trade name	$10,420	$(7,555)	$2,865
Port terminal operating rights	53,152	(8,706)	44,446
Customer relationships	36,120	(13,495)	22,625

Total intangible assets	$99,692	$(29,756)	$69,936

December 31, 2014	Acquisition Cost	Additions	Accumulated Amortization	Net Book Value December 31, 2014
Trade name	$10,420	$—	$(7,294)	$3,126
Port terminal operating rights	36,152	17,000	(8,450)	44,702
Customer relationships	36,120	—	(13,051)	23,069

Total intangible assets	$82,692	$17,000	$(28,795)	$70,897

On December 15, 2014, Navios Logistics acquired two companies for a total consideration of $17,000. These companies, as free zone direct users, hold the right to occupy approximately 53 acres of undeveloped riverfront land located in the Nueva Palmira free zone in Uruguay, adjacent to Navios Logistics’ existing port. As of March 31, 2015, Navios Logistics had paid $10,200 of the purchase price and the remaining balance will be paid in full during the third quarter of 2015.

Amortization expense, net for the three month period ended March 31, 2015 amounted to $961 ($946 for the three month period ended March 31, 2014).

The aggregate amortization of intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$(1,042)	$(1,042)	$(781)	$—	$—	$—	$(2,865)
Port terminal operating rights	(987)	(1,224)	(1,461)	(1,461)	(1,461)	(37,852)	(44,446)
Customer relationships	(1,775)	(1,775)	(1,775)	(1,775)	(1,775)	(13,750)	(22,625)

Total	$(3,804)	$(4,041)	$(4,017)	$(3,236)	$(3,236)	$(51,602)	$(69,936)

NOTE 5: BORROWINGS

Borrowings consist of the following:

	March 31, 2015	December 31, 2014
Senior Notes	$375,000	$375,000
Loan for Nazira	442	459

Total borrowings	375,442	375,459
Less: current portion	(69)	(69)
Less: deferred financing costs, net	(8,526)	(8,750)

Total long-term borrowings	$366,847	$366,640

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Senior Notes

On April 22, 2014, Navios Logistics and its wholly owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and together with Navios Logistics, the “Co-Issuers”) issued $375,000 in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The net proceeds from the sale of the 2022 Senior Notes were partially used to redeem any and all of Navios Logistics then-outstanding 9.25% Senior Notes due 2019 and pay related transaction fees and expenses. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”) and Naviera Alto Parana S.A. (“Naviera Alto Parana”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of March 31, 2015 and December 31, 2014, deferred financing costs associated with the 2022 Senior Notes amounted to $8,526 and $8,750, respectively. Interest expense associated with the Senior Notes amounted to $6,797 and $6,706 for the three month periods ended March 31, 2015 and 2014, respectively.

The indenture contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The 2022 Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of March 31, 2015, all subsidiaries, including Logistics Finance, Horamar do Brasil and Naviera Alto Parana are 100% owned. Logistics Finance, Horamar do Brasil and Naviera Alto Parana do not have any independent assets or operations. In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Other Indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of March 31, 2015, the outstanding loan balance was $442 ($459 as of December 31, 2014). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

In connection with the loan and other long-term liabilities, the Company is subject to certain covenants and commitments and certain of its assets are restricted as collateral.

The Company was in compliance with all the covenants as of March 31, 2015.

The maturity table below reflects future principal payments of the long-term debt outstanding as of March 31, 2015, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
March 31, 2016	$69
March 31, 2017	69
March 31, 2018	69
March 31, 2019	69
March 31, 2020	69
March 31, 2021 and thereafter	375,097

Total	$375,442

NOTE 6: COMMITMENTS AND CONTINGENCIES

As of March 31, 2015, the Company had operating lease obligations related to chartered-in barges and pushboats amounting to $228 until March 2017. The maturity table below reflects the future charter-in payments:

Year	Amount in thousands of U.S. dollars
March 31, 2016	$216
March 31, 2017	12

Total	$228

As of March 31, 2015, the Company had obligations related to the acquisition of three new pushboats, the payment of the deferred considerations for the acquisition of two companies, who hold the right to occupy approximately 53 acres of land located in the Nueva Palmira free zone in Uruguay, and the remaining installments for the acquisition of the chartered-in fleet, consisting of one pushboat and three liquid barges, (see Notes 3, 4) of $15,997, $6,800 and $5,681, respectively. The maturity table below reflects the remaining future payments of these commitments:

Year	Amount in thousands of U.S. dollars
March 31, 2016	$26,552
March 31, 2017	1,926

Total	$28,478

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2016.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 7: TRANSACTIONS WITH RELATED PARTIES

At March 31, 2015 and December 31, 2014, the amounts due to affiliate companies were as follows:

	March 31, 2015	December 31, 2014
Navios Holdings	$1,014	$1,783

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement.

General and administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month period ended March 31, 2015 amounted to $190 ($190 for the three month period ended March 31, 2014).

Due to related parties, net: During the second half of 2012, Navios Logistics acquired one pushboat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamanian company owned by members of the family of Mr. Horacio Alfredo Lopez, the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman, Mr. Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division and Mr. Horacio Enrique Lopez Navios Logistics’ Chief Operating Officer—Shipping Division. The total consideration for the acquisition was $13,443 to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. As of March 31, 2015, the Company had paid $7,762 and the remaining balance was $5,681.

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were $6 for the three month period ended March 31, 2015 ($12 for the three month period ended March 31, 2014) and amounts payable amounted to $3 as of March 31, 2015 and $20 as of December 31, 2014.

The Company believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

NOTE 8: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of March 31, 2015 and December 31, 2014, the Company has issued 20,000 shares of common stock, $1.00 par value.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

NOTE 9: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company of which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use net income attributable to common stockholders to evaluate operating performance of each segment. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. Its dry port terminal is located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers.

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a Contract of Affreightment (“CoA”) basis.

The Cabotage Business segment

Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six oceangoing product tanker vessels, two self-propelled barges and a bunker vessel. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Unallocated interest

This reconciling item represents the interest expense resulting from the 2022 Additional Notes, which has not yet been fully allocated to the segments due to the fact that the amount received has been maintained at the corporate level and not utilized by an operating segment as of March 31, 2015.

Inter-segment transactions, if any, are accounted for at current market prices.

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the three month periods ended March 31, 2015 and 2014:

	Port Terminal Business Segment for the Three Month Period Ended March 31, 2015	Cabotage Business Segment for the Three Month Period Ended March 31, 2015	Barge Business Segment for the Three Month Period Ended March 31, 2015	Unallocated Interest	Total
Time charter, voyage and port terminal revenues	$8,383	$13,849	$24,683	$—	$46,915
Sales of products	18,147	—	—	—	18,147
Time charter, voyage and port terminal expenses	(2,829)	(955)	(5,607)	—	(9,391)
Direct vessel expenses	—	(8,702)	(9,393)	—	(18,095)
Cost of products sold	(17,608)	—	—	—	(17,608)
Depreciation and amortization	(1,102)	(684)	(4,681)	—	(6,467)
General and administrative expenses	(601)	(210)	(2,795)	—	(3,606)
Interest expense and finance cost, net	(468)	(1,364)	(3,940)	(1,041)	(6,813)
Other expense, net	(38)	(1,380)	(1,056)	—	(2,474)

Income/(loss) before income taxes	3,884	554	(2,789)	(1,041)	608
Income tax (expense)/benefit	—	(497)	715	—	218

Net income/(loss) attributable to Navios Logistics’ stockholders	$3,884	$57	$(2,074)	$(1,041)	$826

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Three Month Period Ended March 31, 2014	Cabotage Business Segment for the Three Month Period Ended March 31, 2014	Barge Business Segment for the Three Month Period Ended March 31, 2014	Unallocated Interest	Total
Time charter, voyage and port terminal revenues	$6,869	$13,419	$22,652	$—	$42,940
Sales of products	2,658	—	—	—	2,658
Time charter, voyage and port terminal expenses	(2,442)	(456)	(7,346)	—	(10,244)
Direct vessel expenses	—	(6,777)	(8,881)	—	(15,658)
Cost of products sold	(2,553)	—	—	—	(2,553)
Depreciation and amortization	(1,084)	(664)	(4,319)	—	(6,067)
General and administrative expenses	(568)	(198)	(2,642)	—	(3,408)
Interest income/(expense) and finance cost, net	12	(1,594)	(4,421)	(713)	(6,716)
Other income/(expense), net	212	(882)	(259)	—	(929)

Income/(loss) before income taxes and noncontrolling interest	3,104	2,848	(5,216)	(713)	23
Income tax (expense)/benefit	(166)	(574)	540	—	(200)

Net income/(loss) attributable to Navios Logistics’ stockholders	$2,938	$2,274	$(4,676)	$(713)	$(177)

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $357,685 and $360,750 as of March 31, 2015 and December 31, 2014, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment, including constructions in progress, amounted to $103,188 and $102,236 as of March 31, 2015 and December 31, 2014, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $25,490 and $26,195 as of March 31, 2015 and December 31, 2014, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $44,446 and $44,702 as of March 31, 2015 and December 31, 2014, respectively.

As of March 31, 2015, goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively.

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value of the Senior Notes is presented net of deferred financing costs. The Senior Notes are fixed rate borrowings and their fair value was determined based on quoted market prices, excluding the effect of any deferred finance costs.

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The estimated fair values of the Company’s financial instruments are as follows:

	March 31, 2015		December 31, 2014
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$77,644	$77,644	$71,931	$71,931
Senior notes	$(366,474)	$(364,688)	$(366,250)	$(378,049)
Capital lease obligations, including current portion	$(22,010)	$(22,010)	$(22,360)	$(22,360)
Long-term debt, including current portion	$(442)	$(442)	$(459)	$(459)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at March 31, 2015
	Total	Level I	Level II	Level III
Cash and cash equivalents	$77,644	$77,644	$—	$—
Senior notes	$(364,688)	$(364,688)	$—	$—
Capital lease obligations(1)	$(22,010)	$—	$(22,010)	$—
Long-term debt(1)	$(442)	$—	$(442)	$—

	Fair Value Measurements at December 31, 2014
	Total	Level I	Level II	Level III
Cash and cash equivalents	$71,931	$71,931	$—	$—
Senior notes	$(378,049)	$(378,049)	$—	$—
Capital lease obligations(1)	$(22,360)	$—	$(22,360)	$—
Long-term debt(1)	$(459)	$—	$(459)	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2015	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ Claudio Pablo Lopez
Claudio Pablo Lopez
Chief Executive Officer